Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

07026739

RECEIVED
2007 SEP 19 A 7:09

Basel, 14 September 2007

SUPPL

Over 3,000 apprentices trained by Roche in 50 years

One of Switzerland's biggest and most diversified providers of vocational training for young people celebrates a landmark anniversary

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Today Roche held a special ceremony to mark 50 years as one of Switzerland's biggest and most diversified providers of vocational training. The managers responsible for apprentice programmes emphasised the importance of such schemes not only to the company, but also to the industry and the economy as a whole. The ceremony was attended by a large number of prominent guests from government and industry including Eva Herzog, President of the Basel-Stadt Executive Council and Councillor Urs Wüthrich of the Basel-Landschaft Executive Council. Since 1957 over 3,000 young people have successfully completed an apprenticeship in one of over a dozen different professions at Roche. With an average pass rate of 98% over the last 50 years, Roche Basel is one of Switzerland's most successful providers of vocational training.

"Well-trained and motivated employees are the foundation on which our company is built", said Matthias M. Baltisberger, Head of the Basel site and himself a former Roche apprentice, commenting on the anniversary. "Roche takes its social responsibility to provide vocational training seriously and attaches great importance to it. The first-class grounding in industrial professions that we give young people goes far beyond simply teaching them the skills they need to do their job. They also learn the team skills, social skills and self-confidence that will prove essential in their post-apprenticeship careers. Our commitment to teaching professional skills is a worthwhile investment in the future, both for the company and the people it teaches."

Roche currently offers around 300 training places in 14 different professions at its Basel headquarters. The total for Switzerland as a whole is about 350 places in 18 professions. The majority of apprenticeships are in the chemical and pharmaceutical professions (chemical and biology laboratory technicians, chemical and pharmaceutical technologists), the remainder in

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F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75

administrative, skilled manual or other professions such as construction draughtsman, IT technician, practice nurse, animal technician, or logistician. Roche offers apprentice places at its sites in Basel, Kaiseraugst (Aargau), Reinach (Basel-Landschaft), Rotkreuz (Zug), Buonas (Zug) and Burgdorf (Bern).

Roche is continuously modifying its training curricula to suit the changing demands of its operating environment. For example, an optional add-on course in biotechnology has been on offer to apprentices learning one of the chemical or pharmaceutical professions since 2006. A biotechnology lab has been set up specially to teach apprentices about the latest technologies and ensure that they have the best possible skill set when they come to take up a job in biotechnological research, development or production at Roche Basel.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at www.roche.com.

Additional information

- Apprenticeships at Roche (German website): www.berufslehre.roche.ch
- Apprenticeships at Roche (German factsheet): www.roche.ch/070914_fsbb-d.pdf
- Ceremony to mark 50 years of vocational training at Roche (photos)
  www.roche.com/pages/downloads/photosel/070914/

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)

- Baschi Dürr

- Martina Rupp

- Claudia Schmitt

END